Exhibit 99.2

Signature [PLEASE SIGN WITHIN BOX] Date Signature (Joint Owners) Date TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: KEEP THIS PORTION FOR YOUR RECORDS DETACH AND RETURN THIS PORTION ONLY THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. V52588-P08932 1b. Joel Glazer 1a. Avram Glazer 1. Election of Directors 1e. Darcie Glazer Kassewitz 1c. Kevin Glazer 1d. Bryan Glazer 1h. John Reece 1j. John Hooks 1f. Edward Glazer 1g. Rob Nevin 1i. Robert Leitão ! ! ! ! ! ! ! ! ! ! ! ! ! ! ! ! ! ! ! ! ! ! ! ! ! ! ! ! ! ! Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer. MANCHESTER UNITED PLC The Board of Directors recommends you vote FOR the following: MANCHESTER UNITED PLC C/O WOODS, OVIATT & GILMAN LLP 1900 BAUSCH & LOMB PLACE ROCHESTER, NY 14604 Nominees: For Against Abstain NOTE: Such other business as may properly come before the meeting or any adjournment thereof. VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above Use the Internet to transmit your voting instructions and for electronic delivery of information. Vote by 11:59 p.m. Eastern Time on June 24, 2024 for shares held directly and by 11:59 p.m. Eastern Time on June 20, 2024 for shares held in a Plan. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form. ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years. VOTE BY PHONE - 1-800-690-6903 Use any touch-tone telephone to transmit your voting instructions. Vote by 11:59 p.m. Eastern Time on June 24, 2024 for shares held directly and by 11:59 p.m. Eastern Time on June 20, 2024 for shares held in a Plan. Have your proxy card in hand when you call and then follow the instructions. VOTE BY MAIL Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. SCAN TO VIEW MATERIALS & VOTEw

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting: The Notice and Proxy Statement and Annual Report are available at www.proxyvote.com. V52589-P08932 MANCHESTER UNITED PLC Annual Meeting of Shareholders June 25, 2024 3:30 PM This proxy is solicited by the Board of Directors The undersigned hereby appoints Jean-Claude Blanc, Roger Bell, Mitchell Nusbaum and Christopher Rodi, and each of them, with full power of substitution and power to act alone, as proxies to vote all the Class A Ordinary Shares and/or Class B Ordinary Shares which the undersigned would be entitled to vote if personally present and acting at the Annual Meeting of Shareholders of Manchester United PLC, to be held on June 25, 2024 at 3:30 PM EDT, in the offices of Woods Oviatt Gilman LLP, located at 1900 Bausch and Lomb Place, Legacy Tower, Rochester, NY 14604, and at any adjournments or postponements thereof. This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations. Continued and to be signed on reverse side